DB



SEC

19007536

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 Main Street
(No. and Street)

Green Bay	WI	54301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael David Kuipers (952) 912 - 5290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

801 Felix Street	St. Joseph	MO	64501
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael David Kuipers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Investment Services, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CHRISTINE M. THOMPSON
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2020

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTARY INFORMATION	
I. Computation of Net Capital Under Rule 15c3-1	17
II. Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption)	18
III. Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption)	19



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Associated Investment Services, Inc.
Green Bay, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Associated Investment Services, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Board of Directors and Stockholder
Associated Investment Services, Inc.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption) of the Securities and Exchange Commission; Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2016.

St. Joseph, Missouri
February 27, 2019

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS:		
Cash and cash equivalents	$	6,684,316
Deposit with clearing broker		200,000
Receivable from broker/dealer and clearing organization		910,443
Receivable from related party		113,900
Prepaid assets		174,182
Software in process		598,206
Pension asset		4,139,413
Other assets		1,254,280
Federal income tax receivable from related party		87,524
State income tax receivable from related party		27,833
Total assets	$	14,190,097
LIABILITIES:		
Accrued personnel expense	$	1,664,352
Deferred trade credit - clearing broker		562,500
Deferred tax liabilities, net		918,277
Payable to clearing organization		42,959
Other liabilities		82,265
Total liabilities	$	3,270,353
STOCKHOLDER'S EQUITY:		
Common stock (No par value with a stated value of $100 per share, authorized 1,000 shares, issued and outstanding 480 shares)	$	48,000
Surplus		5,143,908
Retained earnings		5,727,836
Total stockholder's equity		10,919,744
Total liabilities and stockholder's equity	$	14,190,097

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE:		
Commissions	$	4,337,198
Annuity and insurance commission revenue		5,689,658
Investment advisory fees		7,630,574
Security issue referral fees		1,550,070
Other revenues		286,616
Gain on sale of assets		104,436
Interest and dividends		14,542
Total revenue	$	19,613,094
EXPENSES:		
Personnel expense	$	11,299,696
Management and administrative fees paid to related parties		2,426,724
Occupancy and equipment		965,362
Clearance fees paid to broker-dealer		366,032
Communications, data processing and office expense		553,666
Business development and advertising		85,598
Other expenses (income)		(145,543)
Total expenses	$	15,551,535
Income before income tax expense	$	4,061,559
Income tax expense		1,034,695
Net income	$	3,026,864

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock				
	Shares	Amount	Surplus	Retained Earnings	Total
Balance, January 1, 2018	480	$ 48,000	$ 5,036,742	$ 3,900,972	$ 8,985,714
Net income	—	—	—	3,026,864	3,026,864
Dividends	—	—	—	(1,200,000)	(1,200,000)
Stock-based compensation expense, net of forfeitures	—	—	107,166	—	107,166
Balance, December 31, 2018	480	$ 48,000	$ 5,143,908	$ 5,727,836	$10,919,744

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	3,026,864
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation expense, net		107,166
Decrease in deposit with clearing broker		2,278
Decrease in net receivable from broker/dealer and clearing organization		240,654
Increase in receivable from related parties		(10,000)
Decrease in prepaid assets		33,801
Increase in prepaid pension cost		(190,876)
Increase in software in process		(589,698)
Increase in other assets		(183,187)
Increase in accrued personnel expense		162,361
Increase in other liabilities		14,609
Increase in state income tax receivable from related party		(79,749)
Increase in federal income tax receivable from related party		(265,480)
Increase in deferred tax liabilities, net		32,578
Net cash provided by operating activities		2,301,321
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in securities not readily marketable		1,000
Net cash provided by investing activities		1,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash dividends paid		(1,200,000)
Net cash used in financing activities		(1,200,000)
Net increase in cash and cash equivalents		1,102,321
Cash and cash equivalents at beginning of year		5,581,995
Cash and cash equivalents at end of year	$	6,684,316
Supplemental disclosures of cash flow information: Cash paid during the year for income taxes	$	1,347,346

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies follow.

Principal Business Activity

Associated Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Associated Trust Company, NA (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as an introducing broker, clears all transactions on a fully disclosed basis with a clearing broker or dealer, and transmits all customer funds and securities to the clearing broker or dealer.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers, Topic 606, using the modified retrospective method. The implementation of the new standard had an immaterial impact, and did not change the timing or recognition of the Company's revenue. As explained below, revenue is recognized when obligations under the terms of a contract with the Company's customer are satisfied. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. The Company does not have any material significant payment terms, as payment is received at or shortly after the satisfaction of the performance obligation.

Revenue from contracts with customers includes commissions revenue, fee revenue, and annuity and insurance revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company did not have any contracts where multiple performance obligations were identified. There were no changes in the judgments used to determine the timing of the satisfaction of performance obligations or the judgments used to determine the transaction price made in applying the guidance in ASC 606.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Using the practical expedient, for contracts with a term of one year or less, the Company recognizes incremental costs of obtaining those contracts as an expense when incurred.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

The following table disaggregates the Company's revenue by major source for the year ended December 31, 2018.

Commissions		
Investment company products and 12b-1 fees	$	3,937,005
Security transactions		400,193
Total commissions revenue	$	4,337,198
Asset management fees and other fee revenue		
Investment advisory fees, net	$	7,630,574
Fee revenue clearing broker		286,132
Security issue referral fees		1,550,070
Total fee revenue	$	9,466,776
Annuity and insurance		
Annuity products	$	5,179,976
Insurance products		509,682
Total annuity and insurance revenue	$	5,689,658
Revenue (in-scope of Topic 606)	$	19,493,632
Revenue (out-of-scope of Topic 606)		119,462
Total Revenue	$	19,613,094

The following revenue streams are in scope of Topic 606:

Commissions	Commissions are charged to client securities accounts for transaction-based brokerage services such as mutual fund and stock transactions, and 12b-1 fees resulting from the sale of investment company products. Revenue for customer security transactions is recognized at the trade date which is when the performance obligation is satisfied. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred to/from the customer.
Annuity and insurance revenue	The performance obligation for annuities is satisfied upon sale of the annuity, and therefore, the related revenue is primarily recognized at the time of sale. The Company believes the performance obligation is satisfied upon the sale of the annuity because that is when the underlying annuity is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Insurance revenue is made up of life and mortgage insurance commissions. The performance obligation for life insurance is satisfied as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium is billable to the client. The Company believes that the performance obligation is satisfied on that date because that is when the underlying life insurance product is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Mortgage insurance revenue is recognized over the life of the policy as the performance obligation is related to the on-going servicing of the policy. The Company believes the performance obligation for mortgage insurance services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.
Investment advisory fee	The Company's performance obligation for investment advisory services and retirement services is generally satisfied, and the related revenue recognized, over the period in which the services are provided. The Company believes the performance obligation for providing the advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.
Security issue referral fees	The performance obligation for security issue referrals is satisfied upon the consummated transaction of the referred customer, and the revenue is recognized at that time. The Company believes the performance obligation is satisfied upon the consummation of the transaction because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Interest and dividends and Gain on sale of assets are out of the scope of Topic 606.

Cash and Cash Equivalents

The Company considers cash and interest bearing deposits with other financial institutions to be cash and cash equivalents.

Securities

The Chicago Stock Exchange shares owned by the Company were surrendered in 2018 when Kondor Merger Sub, Inc. merged with and into CHX Holdings, Inc. This surrender of shares resulted in a gain of approximately $104 thousand for the Company. The Company owns no other shares and does no trading on its own behalf.

Fixed Assets

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets of 3 to 14 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease. Maintenance and repair costs are charged to expense as incurred. As of December 31, 2018, all of the Company's fixed assets were fully depreciated.

Software, included in other assets in the Statement of Financial Condition, is stated at cost less accumulated amortization and is amortized on a straight-line basis over the lesser of the contract term or the estimated useful life of the software. In February 2016, the Company implemented software used for the purpose of tracking commissions. As of December 31, 2018, the net book value of the software was approximately $36 thousand.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Associated Banc-Corp (the "Corporation"). Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Corporation.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Stock-Based Compensation

The Company recognizes compensation expense for the fair value of stock options and restricted stock awards on a straight-line basis over the vesting period of the grants. Compensation expense recognized is included in personnel expense in the Statement of Income. See Note 9 for additional information on stock-based compensation.

NOTE 2 RECEIVABLE FROM AND PAYABLE TO BROKER/DEALERS AND CLEARING ORGANIZATION

At December 31, 2018, amounts receivable from and payable to the broker/dealer and clearing organization consist of fees and commissions receivable, and the related charges of customer transactions cleared through another broker/dealer on a fully disclosed basis.

NOTE 3 INCOME TAXES

Income tax expense for the year ended December 31, 2018 consists of the following.

CURRENT:		
Federal	$	687,511
State		314,607
Total current		1,002,118
DEFERRED:		
Federal	$	25,111
State		7,466
Total deferred		32,577
Income tax expense	$	1,034,695

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The major differences that give rise to the deferred tax assets and liabilities for the year ended December 31, 2018 are as follows.

DEFERRED TAX ASSETS:		
Accrued liabilities		14,140
State income taxes		56,280
Deferred compensation		256,243
Total deferred tax assets	$	326,663
DEFERRED TAX LIABILITIES:		
Prepaid expenses		(41,264)
Fixed assets		(4,230)
Deferred pension cost		(1,199,446)
Total deferred tax liabilities		(1,244,940)
Net deferred tax liabilities	$	(918,277)

The effective tax rate differs from the statutory federal tax rate. The major reasons for this difference in 2018 are as follows.

Federal income tax rate at statutory rate	21.0 %
Changes resulting from:	
State income taxes (net of federal income taxes)	6.3 %
Non-deductible meals, entertainment, and other non-deductible expenses	0.1 %
Tax planning in response to TCJA	(1.5)%
Equity based compensation	(0.4)%
Effective income tax rate	25.5 %

Included in the Company's income tax expense as of December 31, 2018 is a tax benefit totaling approximately $60 thousand relating to tax planning strategies implemented in response to the Tax Act.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets at December 31, 2018 is dependent upon the Company's ability to generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income (both of the Company and the consolidated/combined group within which the federal and state tax returns are filed), and, if necessary, tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deferred tax assets at December 31, 2018. No valuation allowance has been recorded at December 31, 2018.

It is the Company's policy to provide for uncertainty in income taxes and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Any such interest or penalties related to unrecognized tax benefits is recognized in income tax expense. The Company has not provided for any uncertainty in income taxes at December 31, 2018. As such, no accrued tax interest or penalties have been recognized by the Company during 2018.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's federal income tax returns are open and subject to examination from the 2015 tax return year and forward. The years open to examination by state and local government authorities varies by jurisdiction.

NOTE 4 EMPLOYEE BENEFITS

Substantially all full-time employees of the Company are covered under the noncontributory defined benefit plan ("Benefit Plan") of the Corporation. Under the Benefit Plan, the Company is allocated a portion of the Benefit Plan expense and contributions to the Benefit Plan based on the employees' level of compensation, and the pension obligation is recognized by Associated Bank, NA (the "Bank"), which is a wholly owned subsidiary of the Corporation. The Benefit Plan was in an overfunded position throughout 2018, resulting in a pension asset of approximately $4.1 million in the Statement of Financial Condition at December 31, 2018 and an increase to personnel expense of approximately $202 thousand and a decrease to other expense of approximately $275 thousand on the Statement of Income for the Company's share of the Benefit Plan expense for 2018.

Substantially all full-time employees of the Company are covered under the 401(k) and Employee Stock Ownership Plan (Savings Plan) of the Corporation, and employees may make pre-tax contributions up to certain IRS dollar limits. Total expense related to the Company's contributions to the Savings Plan was approximately $423 thousand in 2018, included in personnel expense on the Statement of Income.

NOTE 5 COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space from the Bank and its various entities under operating lease arrangements that are cancelable under mutual agreement. Lease payments are determined annually based upon base rents, other operating costs and occupied square footage. Rent expense, included in occupancy and equipment on the Statement of Income, for all related-party operating leases, totaled approximately $965 thousand in 2018. There are no long-term lease obligations.

The Company may be named as defendant in or be a party to various pending and threatened legal proceedings in the normal course of business activities. Because the Company cannot state with certainty the range of possible outcomes or plaintiffs' ultimate damage claims, management cannot estimate the timing or specific possible loss or range of loss that may result from these proceedings. Management believes, based upon current knowledge, that liabilities arising out of any such current proceedings will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

NOTE 6 RELATED-PARTY TRANSACTIONS

The Company maintained a balance of approximately $4.0 million of cash and cash equivalents at the Bank at December 31, 2018.

The Company received fixed and variable annuity revenue sharing fees of approximately $1.8 million and $3.3 million, respectively, in 2018 from an affiliate.

The Company paid management and administrative fees of approximately $2.4 million in 2018 to affiliates. The management and administrative fees include key shared functions such as, human resources, finance, risk management, operations, and technology.

The Company received payment for the compliance services of shared employees of approximately $173 thousand from affiliates.

As discussed in Note 1 and Note 3, the Company is included in the consolidated federal income tax return filed by the Corporation. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Corporation. The Company paid approximately $1.3 million in 2018 to the Corporation for income taxes. At December 31, 2018, the Company is due approximately $88 thousand of federal income tax receivable and approximately $28 thousand of state income tax receivable.

Pension and profit-sharing plan expense allocations are discussed in Note 4.

Terms of leases (including rent expense) with the Bank and its various entities are discussed in Note 5.

As discussed further in Note 9, employees of the Company may receive grants of stock options and restricted stock awards related to the common stock of the Corporation. Expense related to such stock-based compensation is included in personnel expense on the Statement of Income.

NOTE 7 OFF-BALANCE SHEET AND CONCENTRATION OF CREDIT

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through a clearing broker/dealer, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker/dealer executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing broker/dealer, seeks to control the risks associated with the Company's customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker/dealer monitors the Company's customers' required margin levels daily and, pursuant to such guidelines, require the Company to contact the Company's customers to deposit additional collateral or to reduce positions when necessary.

NOTE 8 NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The required minimum net capital for the Company is the greater of $50 thousand or 6 2/3% of aggregated indebtedness. At December 31, 2018, the Company had net capital as defined under regulatory capital requirements of approximately $1.5 million which was approximately $1.4 million in excess of its required net capital of approximately $157 thousand. The Company's ratio of aggregate indebtedness to net capital ratio was 1.55 to 1.00 at December 31, 2018.

NOTE 9 STOCK-BASED COMPENSATION

The Company recognizes expense for stock-based compensation using the fair value method of accounting. The fair value of stock options granted for common stock of the Corporation is estimated on the date of grant using a Black-Scholes option pricing model, while the fair value of restricted stock awards of the common stock of the Corporation is the fair market value on the date of grant. The fair value of stock options and restricted stock awards is amortized as personnel expense on a straight-line basis over the vesting period of the grants.

Assumptions are used in estimating the fair value of stock options granted. The weighted average expected life of the stock option represents the period of time that stock options are expected to be outstanding and is estimated using historical data of stock option exercises and forfeitures. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on the implied volatility of the Corporation's stock.

A summary of the Company's stock option activity for 2018 is presented below.

STOCK OPTIONS:	**Shares**	**Weighted Average Exercise Price**
Outstanding at January 1, 2018	41,360	$ 16.95
Granted	7,323	24.70
Exercised	(12,961)	18.75
Canceled	(950)	24.89
Outstanding at December 31, 2018	34,772	17.69
Options exercisable at December 31, 2018	21,643	$ 14.55

A summary of the Company's restricted stock awards activity for 2018 is presented below.

RESTRICTED STOCK AWARDS:	**Shares**	**Weighted Average Grant Date Fair Value**
Outstanding at January 1, 2018	8,904	$ 19.92
Granted	5,138	24.70
Vested	(2,807)	18.16
Outstanding at December 31, 2018	11,235	$ 22.54

The Company recognized compensation expense of approximately $17 thousand and $91 thousand during 2018 for the vesting of stock options and restricted stock awards, respectively. At December 31, 2018, the Company had approximately $41 thousand and $164 thousand of unrecognized compensation costs related to stock options and restricted stock awards, respectively, that are expected to be recognized over the remaining vesting period of approximately 3 years.

NOTE 10 FAIR VALUE MEASUREMENTS

Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Below is a brief description of each fair value level.

Level 1 inputs	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 inputs	Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.
Level 3 inputs	Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity.

There have been no changes in the valuation methodologies used at December 31, 2018, and there have been no transfers between the fair value levels.

NOTE 11 NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

ASU 2014-09 Revenue from Contracts with Customers (Topic 606)
The FASB issued an amendment to clarify the principles for recognizing revenue and to develop a common revenue standard. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that "an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." In applying the revenue model to contracts within its scope, an entity should apply the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The standard applies to all contracts with customers except those that are within the scope of other topics in the FASB Codification. The standard also requires significantly expanded disclosures about revenue recognition. The amendment was originally to be effective for annual reporting periods beginning after December 15, 2016 (including interim reporting periods within those periods); however, in July 2015, the FASB approved a one year deferral of the effective date to December 31, 2017. The Company adopted this amendment on January 1, 2018 using the modified retrospective approach with no material impact on the Company's results of operations, financial position, or liquidity. See Note 1 for expanded disclosure requirements.

ASU 2017-07 Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost

The FASB issued an amendment to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost, including a requirement that employers disaggregate the service cost component from the other components of net benefit cost. In addition, the amendments provide explicit guidance on how to present the service cost component and the other components of net benefit cost in the income statement and allow only the service cost component of net benefit cost to be eligible for capitalization. This amendment was effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Entities should apply the amendment retrospectively to each period presented and prospectively only for the capitalization component. No impact on results of operations, financial position, or liquidity when the Company adopted this amendment on January 1, 2018. See Note 4 for expanded disclosure requirements.

NOTE 12 RECENT DEVELOPMENTS

Management has evaluated subsequent events for potential recognition or disclosure through February 27, 2019, the date of the filing of the financial statements with the Securities and Exchange Commission.

On January 23, 2019 the Company declared $300,000 in dividends payable on February 15, 2019.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

Schedule I

Computation of Net Capital Under Rule 15c3-1
December 31, 2018

NET CAPITAL:			
Total stockholder's equity		$	10,919,744
Deductions and/or charges:			
Total Non-allowable assets from Statement of Financial Condition:			
Statement of Financial Condition:			
Prepaid assets	174,182		
Prepaid pension cost	4,139,413		
Other assets	4,998,853		
Total Non-allowable assets	9,312,448		
Other deductions and/or charges	90,265		
Total deductions and/or charges			(9,402,713)
Net capital		$	1,517,031
COMPUTATION OF AGGREGATE INDEBTEDNESS:			
Items included in statement of financial condition:			
Accounts payable, accrued expenses, and other liabilities		$	2,352,076
Percentage of aggregate indebtedness to net capital			155.04
Ratio: Aggregate indebtedness to net capital			1.55 to 1.00
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum net capital required (6-2/3% of aggregate indebtedness)		$	156,805
Minimum dollar net capital requirement		$	50,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)		$	156,805
Excess net capital			1,360,226
Net capital less greater of 10% of Total aggregate indebtedness Or 120% of Minimum dollar net capital requirement		$	1,281,823

There is no material difference between the computation of net capital above and that reported by the Company in the December 31, 2018, Part II A (unaudited) of Form X-17A-5 filed on February 27, 2019.

See accompanying report of independent registered public accounting firm.

Schedule II

Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption)
December 31, 2018

The Company claims an exemption from computing the reserve requirements under Rule 15c3-3, paragraph (k)(2)(ii), of the Securities Exchange Act of 1934 as well as including information relating to the possession or control requirements under Rule 15c3-3. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption)
December 31, 2018

The Company claims an exemption from computing the reserve requirements under Rule 15c3-3, paragraph (k)(2)(ii), of the Securities Exchange Act of 1934 as well as including information relating to the possession or control requirements under Rule 15c3-3. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Associated Investment Services, Inc.
Green Bay, Wisconsin

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Associated Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 16 C.F.R. §240.15c3-3: (2)(ii) (the exemption provisions) and (2) Associated Investment Services, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
February 27, 2019

A member of
Nexia
International

Exemption Report

Associated Investment Services, Inc. (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision for the period of January 1, 2018 to December 31, 2018 except as described below:

Associated Investment Services, Inc.

1st Quarter, 2018	**Number of checks**	**Check amounts**
Brokerage checks	2	$ 280
Direct mutual fund checks	1	$ 3,000
Registered fixed annuity checks	0	$ -
Variable annuity checks	0	$ -
1st Quarter Total	**3**	**$ 3,280**

2nd Quarter, 2018	**Number of checks**	**Check amounts**
Brokerage checks	0	$ -
Direct mutual\fund checks	0	$ -
Registered fixed annuity checks	0	$ -
Variable annuity checks	3	$ 86,588
2nd Quarter Total	**3**	**$ 86,588**

3rd Quarter, 2018	**Number of checks**	**Check amounts**
Brokerage checks	3	$ 404,354
Direct mutual fund checks	2	$ 1,200
Registered fixed annuity checks	0	$ -
Variable annuity checks	0	$ -
3rd Quarter Total	**5**	**$ 405,554**

4th Quarter, 2018	**Number of checks**	**Check amounts**
Brokerage checks	2	$ 32
Direct mutual fund checks	1	$ 1,000
Registered fixed annuity checks	0	$ -
Variable annuity checks	2	$ 51,000
4th Quarter Total	**5**	**$ 52,032**

Full Year 2018	**16**	**$ 547,454**

By:  Date: 2/23/2019

Name: Michael D. Kuipers

Title: President and CEO



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Associated Investment Services, Inc.
Green Bay, Wisconsin

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Associated Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 16 C.F.R. §240.15c3-3: (2)(ii) (the exemption provisions) and (2) Associated Investment Services, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
February 27, 2019

Exemption Report

Associated Investment Services, Inc. (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision for the period of January 1, 2018 to December 31, 2018 except as described below:

Associated Investment Services, Inc.

1st Quarter, 2018	Number of checks	Check amounts
Brokerage checks	2	$ 280
Direct mutual fund checks	1	$ 3,000
Registered fixed annuity checks	0	$ -
Variable annuity checks	0	$ -
1st Quarter Total	**3**	**$ 3,280**

2nd Quarter, 2018	Number of checks	Check amounts
Brokerage checks	0	$ -
Direct mutual fund checks	0	$ -
Registered fixed annuity checks	0	$ -
Variable annuity checks	3	$ 86,588
2nd Quarter Total	**3**	**$ 86,588**

3rd Quarter, 2018	Number of checks	Check amounts
Brokerage checks	3	$ 404,354
Direct mutual fund checks	2	$ 1,200
Registered fixed annuity checks	0	$ -
Variable annuity checks	0	$ -
3rd Quarter Total	**5**	**$ 405,554**

4th Quarter, 2018	Number of checks	Check amounts
Brokerage checks	2	$ 32
Direct mutual fund checks	1	$ 1,000
Registered fixed annuity checks	0	$ -
Variable annuity checks	2	$ 51,000
4th Quarter Total	**5**	**$ 52,032**

Full Year 2018	**16**	**$ 547,454**

By:  Date: 2/23/2019

Name: Michael D. Kuipers

Title: President and CEO